SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.)1

Professional Diversity Network, Inc.
 (Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

74312Y103
(CUSIP Number)

SPENCER G. FELDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MATTHEW B. PROMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,475,225*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,475,225*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,475,225*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON IN

*           Includes (i) an option to purchase 183,000 shares at an exercise price of $3.45 per share, (ii) a warrant to purchase 50,000 shares at an exercise price of $4.00 per share, and (iii) a warrant to purchase 131,250 shares at an exercise price of $10.00 per share.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the “Shares”), of Professional Diversity Network, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 2.	Identity and Background.

(a)           This statement is filed by Matthew B. Proman (“Proman” or the “Reporting Person”).

(b)           The address of Proman’s principal office is 1325 Franklin Avenue, Suite 160, Garden City, New York 11530.

(c)           Proman’s principal occupation is serving as the Executive Vice President, Chief Operating Officer and a director of the Issuer.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Proman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of July 11, 2014 (the “Merger Agreement”), by and among the Issuer, NAPW Merger Sub, Inc. (“Merger Sub”), NAPW, Inc. (“NAPW”) and Proman, formerly the sole shareholder of NAPW, Proman acquired the Shares beneficially owned by him from the Issuer as consideration for the merger of NAPW with and into Merger Sub (the “Merger”).

Item 4.	Purpose of Transaction.

The Reporting Person is the Executive Vice President, Chief Operating Officer and a director of the Issuer. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and policies of the Issuer, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 12,619,690 Shares outstanding as of September 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s current report on Form 8-K filed with the SEC on September 24, 2014.

As of the close of business on September 24, 2014, Proman beneficially owned 5,475,225 Shares, constituting approximately 42.2% of the outstanding Shares, including (i) an option to purchase 183,000 Shares at an exercise price of $3.45 per Share (the “Option”), (ii) a warrant to purchase 50,000 Shares at an exercise price of $4.00 per Share (the “$4.00 Warrant”), and (iii) a warrant to purchase 131,250 Shares at an exercise price of $10.00 per Share (the “$10.00 Warrant”).

(b)           Proman has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 5,475,225 Shares held by him.

(c)            During the past sixty days, Proman acquired the Shares beneficially owned by him from the Issuer as consideration for the Merger pursuant to the Merger Agreement.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 11, 2014, the Issuer, Merger Sub, NAPW and Proman entered into the Merger Agreement.  Pursuant to the Merger Agreement, at the effective time of the Merger, all shares of common stock of NAPW issued and outstanding immediately prior to the effective time of the Merger were converted into 5,110,975 Shares, which were issued to Proman as sole shareholder of NAPW.  Also pursuant to the Merger Agreement, at the effective time of the Merger, the Issuer, as additional consideration, issued to Proman the Option, the $4.00 Warrant and the $10.00 Warrant, in addition to certain other consideration.  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 99.1 hereto and incorporated herein by reference.

On September 24, 2014, Proman, Star Jones, Christopher Wesser (collectively, the “NAPW Affiliates”) and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer is required, not later than nine months following the closing of the Merger, to file a shelf registration statement on Form S-3 with the SEC with respect to the Shares issued in connection with the Merger. The Issuer is further required to use its best efforts to have such registration statement declared effective not later than 12 months following the closing of the Merger and kept effective until the earlier of three years thereafter or when each of the parties to the Registration Rights Agreement can sell all of his or her shares without the need for current public information or other restriction pursuant to Rule 144 under the Securities Act of 1933. Under the terms of the Registration Rights Agreement, each NAPW Affiliate agreed not, without the consent of the Company, to offer to sell, sell or otherwise dispose of, or encumber any Shares received by such NAPW Affiliate in connection with the Merger during the 12 months following the closing of the Merger, except under certain circumstances.

The Issuer has agreed to bear all SEC registration and filing fees, printing and mailing expenses, fees and disbursements of counsel and accountants for the Issuer and all expenses related to listing the Shares on the NASDAQ Capital Market, while the NAPW Affiliates have agreed to bear all fees and disbursements of counsel for all underwriters, brokers and dealers engaged in connection with the distribution of such Shares and any discounts, commissions and fees of such underwriters, brokers and dealers, FINRA filing fees and expenses, legal fees and disbursements and other expenses of complying with state securities or blue sky laws and the fees and disbursements of legal counsel for the NAPW Affiliates. The Registration Rights Agreement also places indemnity obligations on each of the Issuer, to indemnify the NAPW Affiliates under certain circumstances, and the NAPW Affiliates, to indemnify the Issuer under certain circumstances.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

On September 24, 2014, the Issuer issued to Proman the $4.00 Warrant.  The $4.00 Warrant entitles Proman to purchase 50,000 Shares at an exercise price of $4.00 per Share. The $4.00 Warrant is exercisable by Proman at any time until the five-year anniversary date of the closing of the Merger. The terms of the $4.00 Warrant provide that the exercise price of the $4.00 Warrant, and the number of Shares for which the $4.00 Warrant may be exercised, are subject to adjustment to account for increases or decreases in the number of outstanding Shares resulting from stock dividends, stock splits, consolidations, combinations, reclassifications or similar events.  The foregoing description of the $4.00 Warrant is qualified in its entirety by reference to the $4.00 Warrant, which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

On September 24, 2014, the Issuer issued to Proman the $10.00 Warrant.  The $10.00 Warrant entitles Proman to purchase 131,250 Shares at an exercise price of $10.00 per Share. The $10.00 Warrant is exercisable by Proman at any time following the closing of the merger.  The terms of the $10.00 Warrant provide that the exercise price of the $10.00 Warrant, and the number of Shares for which the $10.00 Warrant may be exercised, are subject to adjustment to account for increases or decreases in the number of outstanding Shares resulting from stock dividends, stock splits, consolidations, combinations, reclassifications or similar events.  The foregoing description of the $10.00 Warrant is qualified in its entirety by reference to the $10.00 Warrant, which is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Merger Agreement (incorporated herein by reference to Annex A to the definitive information statement on Schedule 14C filed by the Issuer with the SEC on September 3, 2014)

99.2	Registration Rights Agreement

99.3	$4.00 Warrant

99.4	$10.00 Warrant

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2014

/s/ Matthew B. Proman
Matthew B. Proman